LEONARD MACMILLAN

Suite 1002

1122 Gilford Street

Vancouver, B.C.

V6G 2P5

October 21, 2005

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Mr. David Link

                  Division of Corporation Finance

Dear Mr. Link:

Re:  Trend Technology Corporation (the "Company")

        - Amendment No. 4 to Registration Statement on Form 10-SB12G

        - File No. 000-50978

        - Filed on August 18, 2005

I provide this letter to you at the request of the Company’s securities counsel, Mr. Gerry Tuskey.  I confirm that my current principal residence is Suite 1002, 1122 Gilford Street, Vancouver, British Columbia.  I also confirm that the mailing address which I provide for this residence is Suite 101, 1122 Gilford Street, Vancouver, British Columbia.  The mailing address is actually the manager’s address in my condominium building.  I give out the manager’s suite address as my mailing address because I am frequent international traveler and find it expedient to have my mail collected on a regular basis by the building manager.  I also believe that as a matter of personal security, it is unwise to advertise one’s residential address.  I have attached a letter from the building manager confirming my residency.

Mr. Tuskey has explained to me that my failure to provide the actual address at which I live in Vancouver has caused him embarrassment in his dealings with your office and may have served to raise suspicions that I have an ulterior motive for not providing my actual residential address.  I regret that my failure to disclose my true residential address may have had these ramifications.  I apologize for inadvertently misleading Mr. Tuskey and your office.

Yours truly,

/s/Leonard MacMillan

Leonard MacMillan